News Releasee
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Yemen : Oil discovery in East Shabwa
Paris, January 2, 2006 — Total announces the successful production test of the well Jathma-1 in the East Shabwa Development Area, block 10, in Yemen.
Jathma-1 is the first of a 3-well exploration program targeting a new prospective area in the northern part of Block 10. It reached a total depth of 3,175 meters and produced over 1,900 barrels of 35 API degrees oil per day when tested.
This success confirms the block’s potential for sustained production over an extended period of time.
Total operates with a 28.57% interest the East Shabwa Development Area (EDSA) in partnership with Occidental Yemen Ltd., Comeco Petroleum Inc. and Kufpec Ksc. Total also holds a 15% equity interest in Jannah Block 5 and plays a leading role in the Yemen LNG project for the development of Yemen’s natural gas reserves.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com